December 7, 2018

David K. Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8

       Re: Mercer International Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 000-51826

Dear Mr. Ure:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Business
Cash Production Costs, page 19

1. Revise your disclosure to clearly demonstrate how cash production costs per ADMT is calculated. Your revised disclosure should reconcile total cash production costs
      (numerator) to amounts disclosed in your consolidated statements of operations.
Financial Statements
Consolidated Statements of Operations, page 104

2. Explain to us how you have considered the requirement to disclose cost of sales on the face your statement of operations. See Rule 5-03(b)(2) of Regulation S-X. David K. Ure
Mercer International Inc.
December 7, 2018
Page 2
Supplementary Financial Information (Unaudited), page 138

3. The amount you have reported as gross profit appears to be operating income. Explain to us how this presentation meets the requirements of Item 302(a)(1) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact
Brad Skinner, Senior Assistant Chief Accountant, at 202-551-3489 with any other questions.



FirstName LastNameDavid K. Ure                              Sincerely,
Comapany NameMercer International Inc.
                                                            Division of
Corporation Finance
December 7, 2018 Page 2                                     Office of Natural
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